Exhibit 1.01
ASML HOLDING N.V.
CONFLICT MINERALS REPORT
For The Year Ended December 31, 2022

This Conflict Minerals Report for ASML Holding N.V. (“ASML”, “we”, “us” or “our”) covers the reporting period from January 1, 2022 to December 31, 2022, and is filed in compliance with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities Exchange Commission (the “SEC”) to implement reporting requirements related to “conflict minerals”. Conflict minerals are defined under the Rule as columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are currently limited to tin, tantalum and tungsten (“3TG minerals” or “conflict minerals”). This Conflict Minerals Report (“CMR”), filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD, is focused on the minerals tin, tantalum, tungsten and gold, as these are the 3TG minerals that we use to manufacture our products and that are needed for our products to function.

Form SD provides that if 3TG minerals are necessary to the functionality or production of a product manufactured by an SEC registrant, such registrant is required to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any such conflict minerals that are necessary to the functionality or production of products originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”), and such registrant is also required to disclose the RCOI and the results thereof.

We need certain 3TG minerals to manufacture our products, and our products need certain 3TG minerals to function.
Statements in this CMR are based on our RCOI and our due diligence activities performed in good faith for the reporting period from January 1, 2022 to December 31, 2022 and are based on information available at the time of this filing, unless otherwise indicated. Factors that could affect the accuracy of these statements include incomplete supplier data or available smelter and/or refiner (collectively referred to as “smelter(s)”) data, errors or omissions by suppliers or smelters, certifications of smelters, and other factors.

Business Overview

ASML designs, develops, integrates, markets and services advanced lithography systems used by its customers—the major global integrated circuit manufacturers—to create chips that power a wide array of electronic, communication and information technology products. ASML invests in a technology-based innovation roadmap that enables the continued shrink of microchips by enhancing resolution with extreme ultraviolet (“EUV”) and High-NA, together with the holistic scaling of overlay and pattern fidelity control. We also invest in continuing innovations in DUV, Metrology and Inspection technology, to supplement the power of EUV-led shrink. Our holistic lithography product development strategy focuses on the development of product families based on a modular, upgradeable design and our product portfolio encompasses PAS 5500, TWINSCAN, TWINSCAN NXE lithography systems and the enhancement systems within our Applications business line.

Our product portfolio

•In 1991, before EUV, before immersion and even before our TWINSCAN systems, we launched the PAS 5500, which would prove to be our breakthrough platform. This system, equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter, dramatically reduced manufacturing times for our customers, and its modular design enabled them to produce multiple generations of advanced chips with a resolution down to 90 nm using the same system. Although these systems are no longer produced, they are still in use today – our refurbished products business, known as Mature Products and Services, refurbishes and upgrades our older lithography systems to extend their lives and offer associated services.

•Our dual-stage TWINSCAN systems are equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter and are capable of extending semiconductor shrink technology down to 38 nm and beyond with multiple patterning techniques. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancement of immersion while continuing to use familiar and proven technology.

•Our TWINSCAN NXE platform is the industry’s first production platform for EUV lithography, currently offering 13 nm resolution with off-axis illumination and 2.0 nm match machine overlay performance.

•Our Applications business line focuses on process window enhancement and process control options, including the YieldStar metrology system and e-beam metrology and inspection systems. These systems are designed to increase semiconductor manufacturing productivity and improve imaging and overlay to optimize value of ownership over the entire lifecycle of our systems.

Like many companies in the electronics industry, our products contain minerals and metals necessary to the functionality or production of our products. Such minerals and metals include tantalum, tungsten, tin and gold, which are 3TG minerals. We need certain 3TG minerals to manufacture our products, and our products need 3TG minerals to function. We believe that these 3TG minerals are insignificant in terms of volume relative to other parts and components of the systems we produce. Gold, for example, is used in coating critical electronic connectors, and tin is used for welding electronic components and creating EUV light.

Supply Chain Description

We outsource the production of most components that are necessary for the manufacturing of our systems. We rely on our suppliers to develop, manufacture and deliver the unique parts and modules used in our lithography systems, and the sourcing of 3TG minerals used in our products goes beyond our Tier 1 suppliers. There are several tiers of suppliers between ASML and any smelter or refiner of conflict minerals, and even more tiers when tracing a mineral or metal all the way back to the mines of origin. We do not have a direct purchasing relationship with mines, smelters or refiners.

Due Diligence Program

We are committed to a conflict-free minerals policy for the responsible sourcing of materials in our supply chain. We support international efforts to ensure the mining and trading of 3TG minerals from high-risk locations does not contribute to conditions of armed conflict and/or serious human rights abuses in the DRC or its adjoining countries as defined in Form SD. We have adopted a series of compliance measures based on the guidelines of the five-step framework set forth by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Summarized below are our due diligence activities for each step of the OECD Guidance, which have been performed in a manner consistent with the OECD Guidance.

1: Establish strong company management system

•Responsible minerals sourcing policy: We have established a conflict minerals policy, and are committed to responsible minerals sourcing in our supply chain and exercise due diligence in accordance with industry’s leading practices. This policy is supported by our Code of Conduct, Human Rights Policy and Anti-Bribery & Anti-Corruption Policy, all of which are available on our company website at www.asml.com. The website and the information accessible through it are not incorporated into this Form SD.

•Governance: To ensure compliance with the Conflict Minerals regulations, we formed a Conflict Minerals Team (the “CM Team”), comprising sourcing, development and engineering, sustainability experts and legal & compliance. This inter-departmental CM Team agrees on an approach to meet ASML’s reporting requirements with respect to Conflict Minerals and to ensure that a RCOI and due diligence is carried out in accordance with applicable Conflict Minerals regulations. The results of our due diligence activities are reviewed and discussed with our Chief Executive Officer (“CEO”) and other members of senior management.

•Control system: We utilize a system of controls through the use of due diligence tools that are developed by the Responsible Minerals Initiative (“RMI”), such as the Conflict Minerals Reporting Template (“CMRT”) and the conflict-free smelters and refiners list, which is validated through the Responsible Minerals Assurance Process (“RMAP”), which are intended to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free minerals.

•Supplier engagement: The requirement for suppliers to comply with our policy is included in our supplier Code of Conduct and supplier handbook. As set out in the handbook, we expect that our suppliers have established similar due diligence programs for their own supply chain. To reinforce awareness of ASML’s requirements and practices and the importance we place on supply chain due diligence for Conflict Minerals, we have communicated with in-scope suppliers (as described below) in a variety of ways, including by distribution of supplier newsletters and supplier handbooks and encouraged compliance with the Code of Conduct of the Responsible Business Alliance (“RBA”). Also, in an effort to strengthen supplier understanding and compliance with the regulations, we developed and distributed to our suppliers a set of Conflict Minerals Frequently Asked Questions (FAQs).

•Grievance mechanism: We encourage everyone, including suppliers and other stakeholders to express, in good faith, any concerns they might have regarding possible violations of our Code of Conduct, our company’s policies or the law. We have a Speak Up system available to report breaches anonymously, which can be found on our company website.

2: Identify and assess risks in the supply chain

•We utilize a risk-based approach towards supply chain conflict minerals due diligence. Our risk-based approach focuses on informing relevant suppliers as described in the bullet point below of our expectations with respect to conflict minerals and conducting supply chain due diligence.

•We examine our products and direct spending volumes to select those suppliers which provide us with the parts and components most likely to contain 3TG.

•Annually, we ask in-scope suppliers to complete a CMRT in order to collect information about the smelters of 3TG used in our products. This is intended to allow us to validate compliance with our conflict-free minerals sourcing policy.

•We assess the CMRTs received from our in-scope suppliers for red flags, completeness and reasonableness based on OECD Guidance for Conflict and High Risk Areas globally, including the Covered Countries.

•We assess whether each smelter disclosed by our in-scope suppliers was a conformant, active or standard smelter by checking against the smelter data provided by the RMI to its members.

•We communicate with in-scope suppliers the reported smelters who were not yet identified as RMAP conformant. We work with those in-scope suppliers to improve their responses to mitigate risk and promote commitment to conflict-free minerals at both company and product levels.

•We have a supply chain sustainability risk process, which includes a robust risk-based assessment and audit process for suppliers covering human rights issues. In our due diligence process, we use the RBA Risk Assessment Platform to identify inherent risks in labor (including human rights), ethics, health & safety and environmental standards across our full supply base. In the event of a medium or high risk relating to labor being identified, we engage with the supplier and conduct a more detailed analysis.

3: Design and implement a strategy to respond to identified risks

•Findings from our due diligence process are reported to senior management. Overall results in our CMR are discussed with our CEO.

•We have been a member of the RBA, a multi-industry initiative addressing issues related to the responsible sourcing of minerals in supply chains, since 2011. As such, we support initiatives which foster better working conditions and raw material production. We also support the RMI, including the RMAP and Global e-Sustainability Initiative. This process and initiative is designed to provide the certification of smelters and to promote responsible sourcing from the Covered Countries.

•In addition to working closely with our own suppliers and other original equipment manufacturers (“OEMs”), we also participate in global initiatives led by the RBA to address the industry-wide concerns surrounding conflict minerals. These organizations support information sharing among suppliers and OEMs, including the identification and conflict-free status of 3TG smelters and refiners. ASML supports such efforts.

4: Rely on RMI confirmation of supply chain due diligence at identified points in the supply chain

•As a member of the RBA, we rely upon the RMI to confirm that our suppliers meet the criteria stated for the smelters the supplier uses and then verify that those smelters conform to the RMAP.

•We utilize the resources provided by the RMI, such as the standardized reporting template, the CMRT, developed by the RMI, which facilitates the transfer of information through the supply chain regarding the country of origin and the smelters and refiners being utilized by suppliers. The template also facilitates the identification of new smelters and refiners that should potentially undergo an audit via RMAP.

5: Report annually on supply chain due diligence

•We file and publish a CMR annually, and it is publicly available on our company website.

•We report annually on our responsible supply chain activities in our Annual Report.

Reasonable Country of Origin Inquiry

ASML conducted the RCOI designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated in the Covered Countries.

Our RCOI primarily consisted of conducting a supply chain survey using the reporting template provided by the RMI, the CMRT. The results of the RCOI indicated that some of the 3TG minerals necessary to the functionality or production of our products may have originated in the Covered Countries and may not be derived from recycled or scrap sources, subject to further investigation and due diligence.

Description of Due Diligence Measures Performed

Due diligence has been performed in a manner consistent with the framework of the OECD and the OECD Guidance as described above in the section “Due Diligence Program”. Out of 319 in-scope suppliers, 72 suppliers did not provide a CMRT. We are continuing our efforts, such as multiple follow-ups and reminders by email and telephone calls, to reach them in order to obtain the CMRTs to improve our due diligence results.

Due Diligence Results

The table below provides an overview of our due diligence results.

	2020		2021		2022
Suppliers in-scope	168	100%	165	100%	319	100%
Confirmed conflict free	138	82%	104	63%	185	58%
Confirmed no 3TG in product	14	8%	14	9%	67	21%
Unknown – supplier was not able to provide CMRT	16	10%	47	28%	67	21%

Despite our continuous efforts, we are unable to determine the precise origin of the 3TG minerals included in all of our products. This is due to several reasons: 3TG supply-chain complexity, the number of tiers of suppliers to trace the source, and the limited number of certified conflict-free smelters for all conflict minerals.

We have, as a result of our due diligence efforts, identified 79% of the suppliers in scope whose products supplied to us are confirmed as “DRC conflict free” or “no 3TG” under the RBA and the RMAP certified smelter listings, as compared to 72% in 2021. We continue our efforts in this regard.

In 2022, we increased the supplier scope and emphasized on the importance of the CMRT completion, and we increased the number of in scope suppliers from 165 in 2021 to 319 in 2022. Some suppliers were unable to provide us with their due diligence results in time, as obtaining accurate data from the supply chain is challenging for our suppliers. We continue to engage with our direct suppliers to improve the response rate.

We continue to encourage our suppliers to trace the origins of the 3TG minerals within their supply chain in accordance with applicable conflicts minerals rules and regulations. Furthermore, we request our suppliers to report smelters who are not listed or identified on the RBA smelters list to the RBA for audit.

Forward Looking Statements

This document contains statements that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our business and compliance efforts, including with respect to conflict minerals. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. Such forward-looking statements include statements relating to our business, conflicts minerals policies, RCOI, due diligence procedures, our commitment to conflict free minerals and responsible mineral sourcing, plans to improve the due diligence process and results, plans to encourage suppliers to trace origins of 3TG minerals within their supply chain and other plans and intentions with regard to conflicts minerals and other non-historical statements.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include potential changes in our reporting obligations or practices under the Rule and related conflict minerals rules, our ability to implement certain processes and policies related to conflicts minerals, our ability to obtain information from our suppliers, our ability to effectively trace the origins of 3TG minerals, our ability to improve our due diligence process for conflict minerals and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.